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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                              AMENDMENT NUMBER 1

                             SUNDANCE HOMES, INC.
                               (Name of Issuer)

                            SUNDANCE HOMES, INC.
                     (Name of Persons Filing Statement)

                 Common Stock, par value $0.01 per share
                        (Title of Class of Securities)
                                   86724Q106
                     (CUSIP Number of Class of Securities)

                              Maurice Sanderman
                            Sundance Homes, Inc.
                             70 E. Lake Street
                                Suite 1600
                         Chicago, Illinois 60601
     (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                  Copies to:
                               Lawrence D. Levin
                               Katten Muchin & Zavis
                             525 West Monroe Street
                                  Suite 1600
                             Chicago, Illinois 60607
                                (312) 902-5654

  This statement is filed in connection with (check the appropriate box):

  a.[_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.[ ] The filing of registration statement under the Securities Act of 1933.

  c.[_]   A tender offer.

  d.[X]   None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


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           Transaction                             Amount of Filing Fee
           Valuation(1)
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    [_] Check box if any part of the fee is offset as provided by rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid:                  Filing Party:
                          ------------                   --------------------
  Schedule:                                Date Filed:
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                                 SCHEDULE 13E-3


                               EXPLANATORY NOTE

     This amended Rule 13E-3 Transaction Statement (the "Statement") is being filed by Sundance Homes, Inc. (the "Company") because the Company has determined that the transaction with Centex Homes, a Nevada general partnership ("Centex"), is not a Rule 13E-3 transaction which requires the filing of a Schedule 13E-3 Transaction Statement. As a result, the Company will not amend further the Rule 13E-3 Transaction Statement filed on April 6, 1999.


                                 SCHEDULE 13E-3

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
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     (a)-(f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

     (a)-(g) Not applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
----------------------------------------------------

     (a)-(b) Not applicable.

ITEM 4. TERMS OF THE TRANSACTIONS.
----------------------------------

     (a)-(b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
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     (a)-(g) Not applicable.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     (a)-(d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
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     (a)-(d) Not applicable.

ITEM 8. FAIRNESS OF THE TRANSACTION.
------------------------------------

     (a)-(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
---------------------------------------------------------------

     (a)-(c) Not applicable
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ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.
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     (a)-(b)   Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
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         SECURITIES.
         -----------

     Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO
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         THE TRANSACTION.
         ----------------

     (a)-(b)   Not applicable.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.
---------------------------------------------

     (a)-(c)   Not applicable.

ITEM 14. FINANCIAL INFORMATION.
-------------------------------

     (a) - (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
-----------------------------------------------------------

     (a)-(b)  Not applicable.

ITEM 16. ADDITIONAL INFORMATION.
--------------------------------

     Not applicable.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

     (a)-(f)  Not applicable.


                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                         SUNDANCE HOMES, INC.


Date: May 27, 1999                           By: /s/ Joseph Atkin
                                                 -----------------------
                                              JOSEPH ATKIN
                                              Chief Financial Officer